

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 25, 2008

Room 7010

Bobby D. O'Brien
Vice President and Chief Financial Officer
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **Re:** **Valhi, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 001-05467**

Dear Mr. O'Brien:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief